55.11.3702.2202
BY EDGAR AND FACSIMILE

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Fax: 202.772.9202

February 19, 2007

Gol Linhas Aéreas Inteligentes S.A.
Form 20-F for the year ended December 31, 2005
File No. 1-32221

Dear Mr. Foti:

Gol Linhas Aéreas Inteligentes S.A. (the “Company”) has received the comment letter from the Staff dated February 16, 2007 concerning the above-referenced filing on Form 20-F (the “20-F).

On behalf of the Company, we respond to your comments as follows:

STAFF COMMENT 1

Summary of Significant Accounting Policies and Critical Accounting Policies and Estimates

1. We note your proposed disclosure in response to our prior comment two. The discussion of your recoverability process mentions lease inception and annual periods.

We would also expect you to assess recoverability at interim periods or whenever events or changes in circumstances indicate that amounts may not be recoverable. Please revise your proposed disclosure as appropriate.

RESPONSE TO COMMENT 1

The Company will determine recoverability of maintenance reserve deposits as requested and has revised the relevant disclosure in footnote 2 to its U.S. GAAP financial statements and in the Critical Accounting Policies and Estimates Section of MD&A as follows (without revising the remainder of the disclosure suggested in our letter to the Staff dated February 8, 2007):

“…

In determining whether it is probable maintenance deposits will be used to fund the cost of maintenance events, the Company conducts the following analysis at the inception of the lease, on an annual and quarterly basis and whenever events or changes in circumstances indicate that amounts may not be recoverable, to evaluate potential impairment of this balance:

…”

STAFF COMMENT 2

Critical Accounting Policies and Estimates

2. As previously requested in our prior comment five and in consideration of the materiality of this issue to your future financial results, please consider presenting the estimated reserves to be paid and used for each of the subsequent five years in a table rather than in the sentence form on page six of your response.

RESPONSE TO COMMENT 2

The Company has revised the relevant disclosure in the Critical Accounting Policies and Estimates Section of MD&A as follows (without revising the remainder of the disclosure suggested in our letter to the Staff dated February 8, 2007):

“…

A summary of activity in the Aircraft and Engine Maintenance Deposits is as follows:

	2006	2005	2004
	(in thousands of reais)
Beginning of year	386,193	266,532	162,295
Amounts paid in	118,318	119,661	104,237
Reimbursement of expense incurred	(24,739)	-	-
Reclassified to Other Deposits	(216,125)	-	-
End of year	263,647	386,193	266,532

The estimated maintenance reserve deposits to be paid to the lessors and the estimated amounts to be charged to maintenance expense that will be reimbursed from the deposits, based on currently scheduled maintenance are set forth in the following table:

	2007	2008	2009	2010	2011
	(in thousands of reais)
Estimated Reserve Deposits	69,443	66,792	60,287	28,808	13,763
Estimated Reserve Reimbursements	64,499	95,184	28,891	18,226	930

These estimates are subject to significant variation, including, among others, the actual cost to complete the maintenance, timing of the maintenance, aircraft cycles impacting the timing, and the imposition of potential new maintenance requirements.

…”

STAFF COMMENT 3

3. We believe your proposed disclosure with regard to alternative accounting methods is confusing because it focuses on the effects of methods used by other airlines rather the method you use. Further, your description of the alternative accounting, which you say would result in a charge to maintenance expense followed by a subsequent credit to rental expense, is inaccurate. The alternative to your accounting method is simply to expense non-refundable maintenance reserve payments when incurred, similar to the accounting for contingent rents or power by the hour maintenance arrangements. Also, you state that the alternative method results in more expense being recorded earlier in the lease and less expense being recorded later in the lease. This is not an accurate description of the effects of the alternative method, which would be most accurately described as resulting in expense being recognized in proportion to the use of the aircraft. Therefore, please revise this portion of your proposed disclosure to state that the selection of your method of accounting for non-refundable maintenance reserve lease payments, as opposed to expensing the payments when made, results in you recognizing less expense in the earlier years of the leases than in the later years (potentially substantially so) even though the use of and the benefit from the aircraft does not vary correspondingly over the term of the lease. Finally, please consider eliminating your reference to your method as being the predominant method, which we believe is unsubstantiated.

RESPONSE TO COMMENT 3

The Company has revised the relevant disclosure in the Critical Accounting Policies and Estimates Section of MD&A as follows (without revising the remainder of the disclosure suggested in our letter to the Staff dated February 8, 2007):

“…

With respect to non-refundable aircraft and engine maintenance deposits, an alternative method of accounting exists, under which such deposit payments would be accounted for as additional rental and recorded as rental expense. The choice of our method of accounting for non-refundable maintenance deposit payments, as opposed to expensing the payments when made, results in recognizing less expenses in the earlier years of the leases than in the later years (potentially substantially so) even though the use of and benefit from the aircraft does not vary correspondingly over the term of the lease. We have chosen our current policy because under the terms of our leases the maintenance deposits are required to provide assurance to the lessors that the maintenance, which is our responsibility, will be performed, and are not additional rental. We have concluded our policy is preferable.

…”

The Company asks us to convey its acknowledgement that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 55.11.3702.2202 or Mr. Richard F. Lark of the Company at 55.11.3169.6226.

/s/ Andrew B. Jánszky

Andrew B. Jánszky

cc: Richard F. Lark – Gol Linhas Aéreas Inteligentes S.A.
cc: Tobias Stirnberg – Shearman & Sterling LLP